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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                        SEC FILE NUMBER 0-20847
                                                        CUSIP NUMBER 371559 10 5

                          NOTIFICATION OF LATE FILING

(Check One):
[ ]  Form 10-K and Form 10-KSB   [ ]  Form 20-F   [ ]  Form 11-K   [X] Form 10-Q
                       and Form 10-QSB   [ ]  Form N-SAR

     For Period Ended:  SEPTEMBER 30, 1998
                        --------------------------------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------
     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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PART I - REGISTRANT INFORMATION

Full Name of Registrant    GENESEE & WYOMING INC.
                           -----------------------------------------------------

Former Name if Applicable   N/A
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Address of Principal Executive Office: (Street and number)

71 LEWIS STREET
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City, State and Zip Code GREENWICH, CONNECTICUT 06830
                         -------------------------------------------------------


PART II - RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
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        prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

    State below in reasonable detail the reasons why Form 10-K and Form 10K-SB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period.


    The Registrant prepared its Quarterly Report on Form 10-Q with the expectation that Genesee Rail-One, an affiliate of the Registrant, would execute an amendment to its credit agreement with Bank of Nova Scotia. Such amendment was not executed prior to the deadline for filing the Registrant's Form 10-Q. Accordingly, the Registrant must revise the disclosure contained in its Quarterly Report. For the aforementioned reasons, the Registrant could not file its Quarterly report on Form 10-Q on a timely basis without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      ALAN R. HARRIS                      716            463-3350
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         (Name)                       (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ]  Yes  [X]  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             GENESEE & WYOMING INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   NOVEMBER 17, 1998       By: /s/ ALAN R. HARRIS
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                                    Alan R. Harris, Senior Vice President
                                    and Chief Accounting Officer